SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 33.042.730/0001-04

NIRE Number: 35-3.0039609.0

Companhia Siderúrgica Nacional (the “Company”) informs its shareholders and the market in general that, on August 1, 2018, Mr. Fernando Perrone resigned from the Company’s board of directors and audit committee. The Company will appoint a new member in due course.

São Paulo, August 10, 2018

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/s/ Benjamin Steinbruch
Benjamin Steinbruch
Chief Executive Officer

By:	/s/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro
Chief Financial and Investor Relations Officer